Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts Finance Announces Proposed Senior Notes Offering and Conditional Tender Offer

MACAU, Monday, September 15, 2025 - Melco Resorts Finance Limited (“Melco Resorts Finance”) today announces that it proposes to conduct an international offering of senior notes (the “New Notes” and such offering, the “New Notes Offering”). Melco Resorts Finance is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (“Melco”).

The New Notes are proposed to be senior obligations of Melco Resorts Finance, ranking equally with all of Melco Resorts Finance’s existing and future senior indebtedness. Melco will not be a guarantor of the New Notes.

The interest rate and other terms of the New Notes will be determined at the time of pricing of the New Notes Offering. Completion of the proposed New Notes Offering is subject to market conditions and investor interest. As no binding agreement in relation to the proposed New Notes Offering has been entered into as at the date of this press release, the proposed New Notes may or may not be issued.

Melco Resorts Finance today also announces that it has commenced a conditional cash tender offer for any and all of its outstanding 5.250% senior notes due 2026 (CUSIP Numbers 58547D AB5 and G5975L AC0; ISIN US58547DAB55 and USG5975LAC03) (the “Existing Notes” and such conditional tender offer, the “Conditional Tender Offer”). The Conditional Tender Offer is conditional upon, among other things, the successful completion by the Company of the New Notes Offering, the gross proceeds of which shall be sufficient to fund (i) the purchase of all outstanding Existing Notes in the Conditional Tender Offer and (ii) the redemption of any Existing Notes which remain outstanding following the completion of the Conditional Tender Offer, before taking into account accrued interest, fees and expenses (the “Financing Condition”). The Conditional Tender Offer is being made upon and is subject to the terms and conditions set out in the Offer to Purchase dated September 15, 2025 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery. The Conditional Tender Offer will expire at 5:00 p.m., New York City time, on September 19, 2025, unless extended or terminated by Melco Resorts Finance (the “Expiration Time”). Subject to the satisfaction or waiver of the Financing Condition, the settlement of the Conditional Tender Offer is expected to be September 24, 2025 (the “Tender Offer Settlement Date”). Melco Resorts Finance has reserved the right to extend, amend or terminate the Conditional Tender Offer at any time in its sole discretion.

The consideration for each US$1,000 principal amount of Existing Notes will be US$1,000 (the “Notes Consideration”). Existing Notes will be accepted only in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof. Subject to the terms and conditions in the Offer to Purchase, Melco Resorts Finance will pay the Notes Consideration to holders who validly tender their Existing Notes (and do not validly withdraw their Existing Notes) by the Expiration Time, if such Existing Notes are accepted for purchase. Existing Notes tendered may be withdrawn at any time at or before the Expiration Time.

Melco Resorts Finance currently intends to deliver a notice of redemption to redeem any Existing Notes outstanding following the consummation of the Conditional Tender Offer that are not purchased pursuant to the Conditional Tender Offer. Melco Resorts Finance is not obligated to redeem Existing Notes that are not tendered and accepted in the Conditional Tender Offer, and there can be no assurance it will do so. Statements of intent in this press release shall not constitute a notice of redemption under the indenture governing the Existing Notes. Any such notice, if made, will only be made in accordance with the provisions of the indenture governing the Existing Notes.

The Conditional Tender Offer is being made solely pursuant to the Offer to Purchase and the related Notice of Guaranteed Delivery, which set forth the complete terms of the Conditional Tender Offer. The Offer to Purchase will be distributed to holders by Kroll Issuer Services Limited, the Tender and Information Agent for the Conditional Tender Offer, via the usual Clearing System channels. Copies of the Offer to Purchase and the Notice of Guaranteed Delivery are available from the Tender and Information Agent at the following website: https://deals.is.kroll.com/melco. Melco Resorts Finance has engaged Deutsche Bank AG, Singapore Branch and Morgan Stanley & Co. LLC to act as the dealer managers for the Conditional Tender Offer. Questions regarding the terms of the Conditional Tender Offer should be directed to Deutsche Bank AG, Singapore Branch at One Raffles Quay, #17-00 South Tower, Singapore 048583, Attention: Global Risk Syndicate (Tel: +65 6423-4229), with a copy to Deutsche Bank AG, London Branch at 21 Moorfields, London EC2Y 9DB, United Kingdom, Attention: Liability Management Group (Tel: +44 20-7545-8011) and Deutsche Bank Securities Inc. at 1 Columbus Circle, New York, New York 10019, United States of America, Attention: Liability Management Group (Tel: +1 212-250-7527) with a copy at the same address to Attention of the General Counsel, 19th Floor at the email of dbcapmarkets.gcnotices@list.db.com or Morgan Stanley & Co. LLC at 1585 Broadway, 6th Floor, New York, New York 10036, United States of America, Attention: Liability Management Group (Tel: +1 800-624-1808 (toll-free) /+1 212-761-1057 (collect). Melco Resorts Finance has appointed Kroll Issuer Services Limited to serve as the Tender and Information Agent for the Conditional Tender Offer. Questions regarding the procedures for participating in the Conditional Tender Offer or requests for additional copies of the Offer to Purchase and the Notice of Guaranteed Delivery should be directed to Kroll Issuer Services Limited, Attention: Kevin Wong / Alison Lee (Tel: +852 2281 0114 / +44 20 7704 0880, Email: melco@is.kroll.com).

The proceeds from the New Notes Offering are expected to be used to fund the Conditional Tender Offer, pay fees and costs related to the proposed New Notes Offering and the Conditional Tender Offer and, if any amount remains, to redeem in full any Existing Notes which remain outstanding following the completion of the Conditional Tender Offer (if Melco Resorts Finance elects to redeem such remaining Existing Notes) and for general corporate purposes.

The New Notes are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The proposed New Notes have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Melco Resorts Finance does not intend to register any portion of the offering of the proposed New Notes in the United States.

This press release is not an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Conditional Tender Offer is being made solely by the Offer to Purchase and the related Notice of Guaranteed Delivery. None of Melco Resorts Finance, its board of directors, the trustee, the dealer managers, the tender and information agent or any of their respective affiliates make any recommendations as to whether or not holders should tender their Existing Notes pursuant to the Conditional Tender Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Existing Notes, and, if so, the principal amount of the Existing Notes to tender.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Melco Resorts Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) risks associated with the amended Macau gaming law and its implementation by the Macau government, (ii) changes in the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Any forward-looking statements made in the New Notes offering documents or Offer to Purchase speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Melco Resorts Finance does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com